VIA EDGAR AND FEDERAL EXPRESS

August 7, 2013

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:  URS Corporation
Form 8-K/A Filed June 25, 2013
File No. 1-7567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated July 3, 2013, relating to the Company’s Form 8-K/A filed with the SEC on June 25, 2013.  For your convenience, we have reproduced your comments in italics below.

Form 8-K/A filed June 25, 2013

Exhibit 99.1

Note 18.  Condensed Consolidating Financial Information, page 72

1.
We note that you have revised your condensed consolidating financial statements presented in accordance with Article 3-10 of Regulation S-X for each period presented.  Please provide us with a more comprehensive explanation for the errors that each adjustment is correcting in the condensed consolidating financial statements for each period presented.

Response

Shown below is a more comprehensive explanation of each of the errors identified in the initial Form 8-K that were previously corrected in the Form 8-K/A:

A.
Duplication of a journal entry relating to intercompany receivables and intercompany payables.  The duplication occurred when a manual journal entry was not removed after an automated system recorded the same journal entry.

B.
i. Misclassification of intercompany activities that impacted various columns within the condensed consolidating financial information.  The intercompany adjustments were predominantly due to the mis-coding of intercompany partners in the intercompany receivable and payable accounts for the tax provision allocation between guarantors and non-guarantors.

ii. Misclassification of balances on intercompany notes between the amounts that represent short-term and long-term obligations.

C.
The elimination of URS Fox LP’s (“Issuer Fox LP”) subsidiary was recorded in the “Eliminations” column.  However, since Issuer Fox LP’s subsidiary and Issuer Fox LP’s parent are both non-guarantors, the elimination of Issuer Fox LP’s subsidiary should have been recorded within the “Non-Guarantors” column.

D.
In response to the Staff’s previous request, we have now presented intercompany interest income and intercompany interest expense as separate line items.  These amounts were previously combined or offset in the Interest income (expense) caption.  This caption also included intercompany royalties and general and administrative charges, which have now been separately presented within Operating Income instead of within Interest income (expense).

E.
An adjustment was recorded to the FYE 2010 Condensed Consolidating Financial Information reversing intercompany interest between a guarantor entity and a non-guarantor entity that actually related to and should have been recorded in FYE 2009.

In addition to the errors identified in the Form 8-K/A described above, we have identified the following additional errors in the Condensed Consolidating Balance Sheets and Condensed Consolidating Statements of Cash Flows:

F.
Inconsistent treatment of Issuer Fox LP intercompany note and long-term debt transactions.  In March 2012, URS Corporation – Delaware (the “Parent”) and Issuer Fox LP co-issued $1.0 billion of bonds.  All of the bond proceeds from the bond issuance were received by the Parent.  Consistent with the arrangement between the Parent and Issuer Fox LP, in May 2012, $200.0 million and $800.0 million of the bonds were included as liabilities of Parent and Issuer Fox LP, respectively.  Intercompany notes were established between the Parent, Issuer Fox LP, and various guarantor and non-guarantor subsidiaries representing a tiered intercompany liability structure for repayment of the proceeds borrowed to acquire Flint Energy Services, Ltd (“Flint”).  As a matter of convenience, the proceeds went directly from the Parent to the depository agent to consummate the acquisition, as such, cash did not physically flow through all of the legal entities in the acquisition structure.  However, we believe it is appropriate to present the intercompany activities on the Condensed Consolidating Statements of Cash Flows as if cash had physically been transferred in order to best reflect the legal obligations of each subsidiary and the underlying economics of the transactions.  All intercompany activities were treated previously as though cash had physically been transferred, except in the Issuer Fox LP’s cash flows.  In addition, the $800.0 million of bond proceeds have now been treated as if cash proceeds were received by Issuer Fox LP, which is consistent with the recognition of bond liabilities described above.  We have revised the cash flows to consistently reflect these transactions.

In October 2012, approximately $100.4 million of cash was repaid on the intercompany loans created in the acquisition structure, resulting in a transfer of cash from Issuer Fox LP and the Parent.  As a result, $100.4 million of the bond liabilities were reallocated to the Parent, resulting in balances at December 28, 2012 of $299.4 million and $699.6 million, for the Parent and Issuer Fox LP, respectively.

G.
Gross presentation of intercompany investing and financing cash flow activities related to the borrowings and repayments of intercompany notes. The borrowings and payments of intercompany notes were incorrectly netted.  We have revised the cash flows to reflect the gross presentation.

H.
Changes in accrued interest on intercompany notes were incorrectly classified as net intercompany investing and net intercompany financing activities.  We have revised the Condensed Consolidating Statements of Cash Flows to reflect the changes in accrued interest as operating cash flows.

I.	Misclassification of an intercompany note payable and a related intercompany note receivable.

J.	Misclassification of intercompany dividend payments as operating cash flow activities.

The necessary revisions to the previously filed Condensed Consolidating Financial Information have been disclosed in our Form 10-Q for the period ended June 28, 2013 and will be disclosed in an updated Form 8-K/A prior to the effectiveness of the Form S-4 Registration Statement.

The tables below show the adjustments in the various financial statement line items impacted by the items described above.  The adjustments are referenced with letters that correspond to the items above.

	As of December 28, 2012
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Balance Sheet Adjustments
ASSETS
Current assets:
Accounts receivable, including retentions	$—		$—	$0.1		$—		$(0.1)		$—
Net accounts receivable	—		—	0.1		—		(0.1)		—
Intercompany accounts receivable	27.4	Bi	—	(315.8)	A,Bi	(261.6)	A	550.0	A,Bi	—
Total current assets	27.4		—	(315.7)		(261.6)		549.9		—
Investments in and advances to subsidiaries and unconsolidated joint ventures	0.1	c	—	0.2	C	(16.7)	C	16.4	C	—
Intangible assets, net	—		—	(0.2)		0.2		—		—
Other long-term assets	(0.1)		—	—		(0.2)		0.3		—
Total assets	27.4		—	(315.7)		(278.3)		566.6		—
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and subcontractors payable, including retentions	0.1		—	(0.1)		—		—		—
Accrued salaries and employee benefits	(0.1)		—	0.1		—		—		—
Billings in excess of costs and accrued earnings on contracts	—		—	(0.1)		—		0.1		—
Intercompany accounts payable	27.4	Bi	—	(315.7)	A,Bi	(261.7)	A	550.0	A,Bi	—
Short-term intercompany notes payable	—		—	—		(577.6)	Bii	577.6	Bii	—
Other current liabilities	0.1		—	(0.1)		4.0		(4.0)		—
Total current liabilities	27.5		—	(315.9)		(835.3)		1,123.7		—
Deferred tax liabilities	—		—	(0.1)		0.1		—		—
Long-term intercompany notes payable	—		—	—		577.6	Bii	(577.6)	Bii	—
Other long-term liabilities	(0.1)		—	0.1		—		—		—
Total liabilities	27.4		—	(315.9)		(257.6)		546.1		—
URS stockholders’ equity	—		—	0.2	C	(20.7)	C	20.5	C	—
Total URS stockholders' equity	—		—	0.2		(20.7)		20.5		—
Total stockholders' equity	—		—	0.2		(20.7)		20.5		—
Total liabilities and stockholders' equity	27.4		—	(315.7)		(278.3)		566.6		—

	As of December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Breakdown of Errors
Amount related to Error A	$—	$—	$(296.8)	$(261.6)	$558.4	$—
Amount related to Error Bi	27.4	—	(19.0)	—	(8.4)	—
Total intercompany accounts receivable adjustment	$27.4	$—	$(315.8)	$(261.6)	$550.0	$—

Amount related to Error A	$—	$—	$(296.7)	$(261.7)	$558.4	$—
Amount related to Error Bi	27.4	—	(19.0)	—	(8.4)	—
Total intercompany accounts receivable adjustment	$27.4	$—	$(315.7)	$(261.7)	$550.0	$—

	As of December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet Data:

As Reported
ASSETS
Current assets:
Cash and cash equivalents	$193.8	$—	$24.4	$294.5	$(76.7)	$436.0
Intercompany accounts receivable	2,723.5	—	5,319.1	1,492.4	(9,535.0)	—
Total current assets	2,980.7	—	6,877.4	2,714.2	(9,668.4)	2,903.9
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,160.8	—	1,709.2	93.6	(6,855.9)	107.7
Total assets	8,186.9	—	11,029.0	4,183.5	(16,536.8)	6,862.6
LIABILITIES AND EQUITY
Current liabilities:
Intercompany accounts payable	4,099.2	—	4,089.2	1,346.6	(9,535.0)	—
Short-term intercompany notes payable	327.8	—	19.3	393.9	(741.0)	—
Total current liabilities	4,478.8	—	5,224.4	2,434.7	(10,403.0)	1,734.9
Total liabilities	5,197.4	—	5,874.5	2,721.5	(10,415.2)	3,378.2
Intercompany notes receivable	(387.7)	—	(6.2)	(347.1)	741.0	—
Total URS stockholders’ equity	2,989.5	—	5,154.5	1,354.8	(6,121.6)	3,377.2
Total stockholders’ equity	2,989.5	—	5,154.5	1,462.0	(6,121.6)	3,484.4
Total liabilities and stockholders' equity	8,186.9	—	11,029.0	4,183.5	(16,536.8)	6,862.6

	As of December 30, 2011
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Balance Sheet Adjustments
ASSETS
Current assets:
Cash and cash equivalents	$0.1		$—	$—		$(0.1)		$—		$—
Intercompany accounts receivable	(102.3)	Bi	—	(166.8)	Bi	—		269.1	Bi	—
Total current assets	(102.2)		—	(166.8)		(0.1)		269.1		—
Investments in and advances to subsidiaries and unconsolidated joint ventures	(0.1)		—	—		0.1		—		—
Total assets	(102.3)		—	(166.8)		—		269.1		—
LIABILITIES AND EQUITY
Current liabilities:
Intercompany accounts payable	(102.3)	Bi	—	(166.8)	Bi	—		269.1	Bi	—
Short-term intercompany notes payable	(283.6)	I	—	—		(283.6)	I	567.2	I	—
Total current liabilities	(385.9)		—	(166.8)		(283.6)		836.3		—
Total liabilities	(385.9)		—	(166.8)		(283.6)		836.3		—
Intercompany notes receivable	283.6	I	—	—		283.6	I	(567.2)	I
Total URS stockholders’ equity	283.6		—	—		283.6		(567.2)		—
Total stockholders’ equity	283.6		—	—		283.6		(567.2)		—
Total liabilities and stockholders' equity	(102.3)		—	(166.8)		—		269.1		—

	As of December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet Data:

As Revised
ASSETS
Current assets:
Cash and cash equivalents	$193.9	$—	$24.4	$294.4	$(76.7)	$436.0
Intercompany accounts receivable	2,621.2	—	5,152.3	1,492.4	(9,265.9)	—
Total current assets	2,878.5	—	6,710.6	2,714.1	(9,399.3)	2,903.9
Investments in and advances to subsidiaries and unconsolidated joint ventures	5,160.7	—	1,709.2	93.7	(6,855.9)	107.7
Total assets	8,084.6	—	10,862.2	4,183.5	(16,267.7)	6,862.6
LIABILITIES AND EQUITY
Current liabilities:
Intercompany accounts payable	3,996.9	—	3,922.4	1,346.6	(9,265.9)	—
Short-term intercompany notes payable	44.2	—	19.3	110.3	(173.8)	—
Total current liabilities	4,092.9	—	5,057.6	2,151.1	(9,566.7)	1,734.9
Total liabilities	4,811.5	—	5,707.7	2,437.9	(9,578.9)	3,378.2
Intercompany notes receivable	(104.1)	—	(6.2)	(63.5)	173.8	—
Total URS stockholders’ equity	3,273.1	—	5,154.5	1,638.4	(6,688.8)	3,377.2
Total stockholders’ equity	3,273.1	—	5,154.5	1,745.6	(6,688.8)	3,484.4
Total liabilities and stockholders' equity	8,084.6	—	10,862.2	4,183.5	(16,267.7)	6,862.6

	For the Year Ended December 28, 2012
(in millions)	Issuer Parent		Issuer Fox LP		Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Operations Adjustments
Equity in income (loss) in subsidiaries	$—		$—		$—		$(20.7)	C	$20.7	C	$—
Intercompany royalty and general and administrative charges	140.6	D	—		(122.3)	D	(18.3)	D	—		—
Operating income (loss)	140.6		—		(122.3)		(39.0)		20.7		—
Interest expense	(147.0)	D	(2.6)	D	106.6	D	43.0	D	—		—
Intercompany interest income	7.8	D	2.6	D	23.0	D	2.0	D	(35.4)	D	—
Intercompany interest expense	(1.4)	D	—		(7.3)	D	(26.7)	D	35.4	D	—
Income (loss) before income taxes	—		—		—		(20.7)		20.7		—
Net income (loss) including noncontrolling interests	—		—		—		(20.7)		20.7		—
Net income (loss) attributable to URS	—		—		—		(20.7)		20.7		—
Comprehensive income (loss) attributable to URS	—		—		(0.7)		(20.7)		21.4		—

	For the Year Ended December 30, 2011
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Operations Adjustments
Intercompany royalty and general and administrative charges	$136.9	D	$—	$(122.6)	D	$(14.3)	D	$—		$—
Operating income (loss)	136.9		—	(122.6)		(14.3)		—		—
Interest expense	(139.0)	D	—	121.3	D	17.7	D	—		—
Intercompany interest income	2.9	D	—	1.7	D	1.7	D	(6.3)	D	—
Intercompany interest expense	(0.8)	D	—	(0.4)	D	(5.1)	D	6.3	D	—

	For the Year Ended December 31, 2010
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Operations Adjustments
Equity in income (loss) in subsidiaries	$—		$—	$11.8	E	$—		$(11.8)	E	$—
Intercompany royalty and general and administrative charges	146.4	D	—	(138.5)	D	(7.9)	D	—		—
Operating income (loss)	146.4		—	(126.7)		(7.9)		(11.8)		—
Interest expense	(148.4)	D	—	126.8	D	21.6	D	—		—
Intercompany interest income	2.7	D	—	1.2	D	1.9	D,E	(5.8)	D,E	—
Intercompany interest expense	(0.7)	D	—	(1.3)	D,E	(3.8)	D	5.8	D.E	—
Income (loss) before income taxes	—		—	—		11.8		(11.8)		—
Net income (loss) including non-controlling interests	—		—	—		11.8		(11.8)		—
Net income (loss) attributable to URS	—		—	—		11.8		(11.8)		—
Comprehensive income (loss) attributable to URS	—		—	—		11.8		(11.8)		—

Breakdown of Errors
Amount related to Error D	$2.7		$—	$1.2		$(9.9)		$6.0		$—
Amount related to Error E	—		—	—		11.8		(11.8)		—
Total intercompany interest income adjustments	$2.7		$—	$1.2		$1.9		$(5.8)		$—

Amount related to Error D	$(0.7)		$—	$(13.1)		$(3.8)		$17.6		$—
Amount related to Error E	—		—	11.8		—		(11.8)		—
Total intercompany interest expense adjustments	$(0.7)		$—	$(1.3)		$(3.8)		$5.8		$—

	For the Year Ended December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows Data:

As Reported
Net cash from operating activities	$34.2	$—	$38.6	$280.7	$76.7	$430.2
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	—	(1,345.7)	—	(1,345.7)
Proceeds from disposal of property and equipment	—	—	—	25.3	—	25.3
Payments in settlement of foreign currency forward contracts	(1,260.6)	—	—	—	—	(1,260.6)
Receipts in settlement of foreign currency forward contracts	1,260.3	—	—	—	—	1,260.3
Investments in unconsolidated joint ventures	—	—	(4.3)	(0.1)	—	(4.4)
Changes in restricted cash	—	—	—	3.9	—	3.9
Capital expenditures, less equipment purchased through capital leases and equipment notes	(11.4)	—	(34.6)	(79.4)	—	(125.4)
Dividends received	—	—	0.1	—	(0.1)	—
Other intercompany investing activities	912.5	—	782.2	544.3	(2,239.0)	—
Net cash from investing activities	900.8	—	743.4	(851.7)	(2,239.1)	(1,446.6)
Cash flows from financing activities:
Borrowings from long-term debt	998.9	—	—	—	—	998.9
Payments on long-term debt	(30.0)	—	(5.7)	(2.3)	—	(38.0)
Borrowings from revolving line of credit	560.0	—	—	101.6	—	661.6
Payments on revolving line of credit	(583.6)	—	—	—	—	(583.6)
Net payments under foreign lines of credit and short-term notes	(0.8)	—	(0.2)	(19.5)	—	(20.5)
Net change in overdrafts	—	—	50.1	6.0	(1.6)	54.5
Payments on capital lease obligations	(0.8)	—	(4.9)	(8.9)	—	(14.6)
Payments of debt issuance costs	(8.8)	—	—	—	—	(8.8)
Excess tax benefits from stock-based compensation	0.1	—	—	—	—	0.1
Proceeds from employee stock purchases and exercises of stock options	8.9	—	—	—	—	8.9
Distributions to noncontrolling interests	—	—	—	(83.8)	—	(83.8)
Contributions and advances from noncontrolling interests	—	—	—	2.3	—	2.3
Dividends paid	(44.7)	—	—	(0.1)	0.1	(44.7)
Repurchases of common stock	(40.0)	—	—	—	—	(40.0)
Other intercompany financing activities	(1,973.6)	—	(829.4)	564.0	2,239.0	—
Net cash from financing activities	(1,114.4)	—	(790.1)	559.3	2,237.5	892.3
Net change in cash and cash equivalents	(179.4)	—	(8.1)	(11.7)	75.1	(124.1)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	2.6	—	2.6
Cash and cash equivalents at beginning of period	193.8	—	24.4	294.5	(76.7)	436.0
Cash and cash equivalents at end of period	$14.4	$—	$16.3	$285.4	$(1.6)	$314.5

	For the Year Ended December 28, 2012
(in millions)	Issuer Parent		Issuer Fox LP		Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Cash Flows Adjustments
Net cash from operating activities	$(3.0)	H	$1.6	F	$(15.2)	H	$16.6	H	$—		$—
Cash flows from investing activities:
Investment in intercompany notes receivable	(570.4)	G	(800.0)	G	(555.0)	G	—		1,925.4	G	—
Receipts from intercompany notes receivable	97.8	G	113.1	G	—		30.0	G	(240.9)	G	—
Other intercompany investing activities	248.5	Bi,F,G,H	(14.3)	F,G	653.0	A,Bi,G,H	(273.7)	A,Bi,F,G,H	(613.5)	A,Bi,F,G	—
Net cash from investing activities	(224.1)		(701.2)		98.0		(243.7)		1,071.0		—
Cash flows from financing activities:
Borrowings of long-term debt	(699.6)	F,G	800.0	F	—		—		(100.4)	G	—
Payments of long-term debt	—		(100.4)	G	—		—		100.4	G	—
Intercompany notes borrowings	—		—		555.0	G	1,370.4	G	(1,925.4)	G	—
Intercompany notes repayments	(30.0)	G	—		—		(210.9)	G	240.9	G	—
Other intercompany financing activities	956.6	Bi,F,G	—		(637.8)	A,Bi,G	(932.3)	A,Bi,F,G	613.5	A,Bi,F,G	—
Net cash from financing activities	227.0		699.6		(82.8)		227.2		(1,071.0)		—
Net change in cash and cash equivalents	(0.1)		—		—		0.1		—		—
Cash and cash equivalents at beginning of period	0.1		—		—		(0.1)		—		—
Cash and cash equivalents at end of period	—		—		—		—		—		—

	Issuer Parent		Issuer Fox LP		Guarantors		Non- Guarantors		Eliminations		Consolidated
Breakdown of Errors
Amount related to Error A	$—		$—		$21.8		$44.0		$(65.8)		$—
Amount related to Error Bi	30.1		—		53.7		(4.8)		(79.0)		—
Amount related to Error F	(344.2)		(701.2)		—		(372.3)		1,417.7		—
Amount related to Error G	472.6		686.9		555.0		(30.0)		(1,684.5)		—
Amount related to Error H	90.0		—		22.5		89.4		(201.9)		—
Other intercompany investing activities adjustments	$248.5		$(14.3)		$653.0		$(273.7)		$(613.5)		$—

Amount related to Error F	$(800.0)		$800.0		$—		$—		$—		$—
Amount related to Error G	100.4		—		—		—		(100.4)		—
Borrowings of long-term debt	$(699.6)		$800.0		$—		$—		$(100.4)		$—

Amount related to Error A	$—		$—		$(21.8)		$(44.0)		$65.8		$—
Amount related to Error Bi	(30.1)		—		(53.7)		4.8		79.0		—
Amount related to Error F	1,005.0		—		—		372.3		(1,377.3)		—
Amount related to Error G	70.4		—		(555.0)		(1,159.5)		1,644.1		—
Amount related to Error H	(88.7)		—		(7.3)		(105.9)		201.9		—
Other intercompany financing activities	$956.6		$—		$(637.8)		$(932.3)		$613.5		$—

	For the Year Ended December 28, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised
Net cash from operating activities	$31.2	$1.6	$23.4	$297.3	$76.7	$430.2
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	—	(1,345.7)	—	(1,345.7)
Proceeds from disposal of property and equipment	—	—	—	25.3	—	25.3
Payments in settlement of foreign currency forward contracts	(1,260.6)	—	—	—	—	(1,260.6)
Receipts in settlement of foreign currency forward contracts	1,260.3	—	—	—	—	1,260.3
Investments in unconsolidated joint ventures	—	—	(4.3)	(0.1)	—	(4.4)
Changes in restricted cash	—	—	—	3.9	—	3.9
Capital expenditures, less equipment purchased through capital leases and equipment notes	(11.4)	—	(34.6)	(79.4)	—	(125.4)
Dividends received	—	—	0.1	—	(0.1)	—
Investment in intercompany notes receivable	(570.4)	(800.0)	(555.0)	—	1,925.4	—
Receipts from intercompany notes receivable	97.8	113.1	—	30.0	(240.9)	—
Other intercompany investing activities	1,161.0	(14.3)	1,435.2	270.6	(2,852.5)	—
Net cash from investing activities	676.7	(701.2)	841.4	(1,095.4)	(1,168.1)	(1,446.6)
Cash flows from financing activities:
Borrowings from long-term debt	299.3	800.0	—	—	(100.4)	998.9
Payments on long-term debt	(30.0)	(100.4)	(5.7)	(2.3)	100.4	(38.0)
Borrowings from revolving line of credit	560.0	—	—	101.6	—	661.6
Payments on revolving line of credit	(583.6)	—	—	—	—	(583.6)
Net payments under foreign lines of credit and short-term notes	(0.8)	—	(0.2)	(19.5)	—	(20.5)
Net change in overdrafts	—	—	50.1	6.0	(1.6)	54.5
Payments on capital lease obligations	(0.8)	—	(4.9)	(8.9)	—	(14.6)
Payments of debt issuance costs	(8.8)	—	—	—	—	(8.8)
Excess tax benefits from stock-based compensation	0.1	—	—	—	—	0.1
Proceeds from employee stock purchases and exercises of stock options	8.9	—	—	—	—	8.9
Distributions to noncontrolling interests	—	—	—	(83.8)	—	(83.8)
Contributions and advances from noncontrolling interests	—	—	—	2.3	—	2.3
Dividends paid	(44.7)	—	—	(0.1)	0.1	(44.7)
Repurchases of common stock	(40.0)	—	—	—	—	(40.0)
Intercompany notes borrowings	—	—	555.0	1,370.4	(1,925.4)	—
Intercompany notes repayments	(30.0)	—	—	(210.9)	240.9	—
Other intercompany financing activities	(1,017.0)	—	(1,467.2)	(368.3)	2,852.5	—
Net cash from financing activities	(887.4)	699.6	(872.9)	786.5	1,166.5	892.3
Net change in cash and cash equivalents	(179.5)	—	(8.1)	(11.6)	75.1	(124.1)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	2.6	—	2.6
Cash and cash equivalents at beginning of period	193.9	—	24.4	294.4	(76.7)	436.0
Cash and cash equivalents at end of period	$14.4	$—	$16.3	$285.4	$(1.6)	$314.5

	For the Year Ended December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows Data:

As Reported
Net cash from operating activities	$(132.1)	$—	$491.9	$222.8	$(76.7)	$505.9
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	(298.4)	16.3	—	(282.1)
Proceeds from disposal of property and equipment	—	—	3.8	10.3	—	14.1
Investments in unconsolidated joint ventures	—	—	(19.5)	(0.1)	—	(19.6)
Changes in restricted cash	—	—	—	7.0	—	7.0
Capital expenditures, less equipment purchased through capital leases and equipment notes	(8.6)	—	(49.3)	(9.6)	—	(67.5)
Dividends received	—	—	5.9	—	(5.9)	—
Other intercompany investing activities	(142.1)	—	(480.2)	(437.7)	1,060.0	—
Net cash from investing activities	(150.7)	—	(837.7)	(413.8)	1,054.1	(348.1)
Cash flows from financing activities:
Borrowings from long-term debt	700.0	—	—	—	—	700.0
Payments on long-term debt	(625.0)	—	(7.3)	(0.3)	—	(632.6)
Borrowings from revolving line of credit	138.6	—	—	—	—	138.6
Payments on revolving line of credit	(115.7)	—	—	—	—	(115.7)
Net payments under foreign lines of credit and short-term notes	(0.6)	—	(1.4)	(14.4)	—	(16.4)
Net change in overdrafts	—	—	(97.2)	0.4	78.8	(18.0)
Payments on capital lease obligations	(0.5)	—	(6.1)	(4.3)	—	(10.9)
Payments of debt issuance costs	(3.9)	—	—	—	—	(3.9)
Excess tax benefits from stock-based compensation	0.8	—	—	—	—	0.8
Proceeds from employee stock purchases and exercises of stock options	11.7	—	—	—	—	11.7
Distributions to noncontrolling interests	—	—	—	(111.7)	—	(111.7)
Contributions and advances from noncontrolling interests	—	—	(0.2)	6.8	—	6.6
Dividends paid	—	—	—	(5.9)	5.9	—
Repurchases of common stock	(242.8)	—	—	—	—	(242.8)
Other intercompany financing activities	229.1	—	454.4	376.5	(1,060.0)	—
Net cash from financing activities	91.7	—	342.2	247.1	(975.3)	(294.3)
Net change in cash and cash equivalents	(191.1)	—	(3.6)	56.1	2.1	(136.5)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(1.3)	—	(1.3)
Cash and cash equivalents at beginning of period	384.9	—	28.0	239.7	(78.8)	573.8
Cash and cash equivalents at end of period	$193.8	$—	$24.4	$294.5	$(76.7)	$436.0

	For the Year Ended December 30, 2011
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Cash Flows Adjustments
Net cash from operating activities	$—		$—	$(13.7)	E, J	$13.7	E, J	$—		$—
Cash flows from investing activities:
Dividends received	—		—	12.2	J	—		(12.2)	J	—
Investment in intercompany notes receivable	(26.0)	G	—	—		(44.9)	G	70.9	G	—
Other intercompany investing activities	202.4	Bi,G,I	—	163.1	Bi	18.7	Bi,E,G,I	(384.2)	Bi,E,G,I	—
Net cash from investing activities	176.4		—	175.3		(26.2)		(325.5)		—
Cash flows from financing activities:
Dividends paid	—		—	—		(12.2)	J	12.2	J	—
Intercompany notes borrowings	44.2	G	—	0.7	G	26.0	G	(70.9)	G	—
Other intercompany financing activities	(220.6)	Bi,G,I	—	(162.3)	Bi,E,G	(1.3)	Bi,E,G,I	384.2	Bi,E,G,I	—
Net cash from financing activities	(176.4)		—	(161.6)		12.5		325.5		—
Net change in cash and cash equivalents	—		—	—		—		—		—
Cash and cash equivalents at beginning of period	0.1		—	—		(0.1)		—		—
Cash and cash equivalents at end of period	0.1		$—	—		(0.1)		—		—

Breakdown of Errors
Amount related to Error E	$—		$—	$(1.5)		$1.5		$—		$—
Amount related to Error J	—		—	(12.2)		12.2		—		—
Net cash from operating activities	$—		$—	$(13.7)		$13.7		$—		$—

Amount related to Error Bi	$162.8		$—	$163.1		$(38.3)		$(287.6)		$—
Amount related to Error E	—		—	—		(1.5)		1.5		—
Amount related to Error G	26.0		—	—		44.9		(70.9)		—
Amount related to Error I	13.6		—	—		13.6		(27.2)		—
Other intercompany investing activities	$202.4		$—	$163.1		$18.7		$(384.2)		$—

Amount related to Error Bi	$(162.8)		$—	$(163.1)		$38.3		$287.6		$—
Amount related to Error E	—		—	1.5		—		(1.5)		—
Amount related to Error G	(44.2)		—	(0.7)		(26.0)		70.9		—
Amount related to Error I	(13.6)		—	—		(13.6)		27.2		—
Other intercompany financing activities	$(220.6)		$—	$(162.3)		$(1.3)		$384.2		$—

	For the Year Ended December 30, 2011
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised
Net cash from operating activities	$(132.1)	$—	$478.2	$236.5	$(76.7)	$505.9
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	(298.4)	16.3	—	(282.1)
Proceeds from disposal of property and equipment	—	—	3.8	10.3	—	14.1
Investments in unconsolidated joint ventures	—	—	(19.5)	(0.1)	—	(19.6)
Changes in restricted cash	—	—	—	7.0	—	7.0
Capital expenditures, less equipment purchased through capital leases and equipment notes	(8.6)	—	(49.3)	(9.6)	—	(67.5)
Dividends received	—	—	18.1	—	(18.1)	—
Investment in intercompany notes receivable	(26.0)	—	—	(44.9)	70.9
Other intercompany investing activities	60.3	—	(317.1)	(419.0)	675.8	—
Net cash from investing activities	25.7	—	(662.4)	(440.0)	728.6	(348.1)
Cash flows from financing activities:
Borrowings from long-term debt	700.0	—	—	—	—	700.0
Payments on long-term debt	(625.0)	—	(7.3)	(0.3)	—	(632.6)
Borrowings from revolving line of credit	138.6	—	—	—	—	138.6
Payments on revolving line of credit	(115.7)	—	—	—	—	(115.7)
Net payments under foreign lines of credit and short-term notes	(0.6)	—	(1.4)	(14.4)	—	(16.4)
Net change in overdrafts	—	—	(97.2)	0.4	78.8	(18.0)
Payments on capital lease obligations	(0.5)	—	(6.1)	(4.3)	—	(10.9)
Payments of debt issuance costs	(3.9)	—	—	—	—	(3.9)
Excess tax benefits from stock-based compensation	0.8	—	—	—	—	0.8
Proceeds from employee stock purchases and exercises of stock options	11.7	—	—	—	—	11.7
Distributions to noncontrolling interests	—	—	—	(111.7)	—	(111.7)
Contributions and advances from noncontrolling interests	—	—	(0.2)	6.8	—	6.6
Dividends paid	—	—	—	(18.1)	18.1	—
Repurchases of common stock	(242.8)	—	—	—	—	(242.8)
Intercompany notes borrowings	44.2		0.7	26.0	(70.9)
Other intercompany financing activities	8.5	—	292.1	375.2	(675.8)	—
Net cash from financing activities	(84.7)	—	180.6	259.6	(649.8)	(294.3)
Net change in cash and cash equivalents	(191.1)	—	(3.6)	56.1	2.1	(136.5)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	(1.3)	—	(1.3)
Cash and cash equivalents at beginning of period	385.0	—	28.0	239.6	(78.8)	573.8
Cash and cash equivalents at end of period	$193.9	$—	$24.4	$294.4	$(76.7)	$436.0

	For the Year Ended December 31, 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows Data:

As Reported
Net cash from operating activities	$(7.0)	$—	$446.5	$85.6	$1.3	$526.4
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	—	(291.7)	—	(291.7)
Changes in cash related to consolidation and/or deconsolidation of joint ventures	—	—	21.4	(0.7)	—	20.7
Proceeds from disposal of property and equipment	—	—	4.7	3.6	—	8.3
Investments in unconsolidated joint ventures	—	—	(6.0)	—	—	(6.0)
Changes in restricted cash	—	—	—	(16.1)	—	(16.1)
Capital expenditures, less equipment purchased through capital leases and equipment notes	(4.6)	—	(26.0)	(14.6)	—	(45.2)
Maturity of short-term investment	—	—	—	30.2	—	30.2
Dividends received	—	—	27.8	—	(27.8)	—
Other intercompany investing activities	(761.7)	—	(730.2)	(112.7)	1,604.6	—
Net cash from investing activities	(766.3)	—	(708.3)	(402.0)	1,576.8	(299.8)
Cash flows from financing activities:
Payments on long-term debt	(150.0)	—	(9.6)	—	—	(159.6)
Net payments under foreign lines of credit and short-term notes	(0.5)	—	(0.4)	(6.7)	—	(7.6)
Net change in overdrafts	—	—	14.6	—	(0.2)	14.4
Payments on capital lease obligations	(0.4)	—	(6.4)	(0.7)	—	(7.5)
Excess tax benefits from stock-based compensation	1.2	—	—	—	—	1.2
Proceeds from employee stock purchases and exercises of stock options	11.3	—	—	—	—	11.3
Distributions to noncontrolling interests	—	—	—	(107.2)	—	(107.2)
Contributions and advances from noncontrolling interests	—	—	—	8.2	—	8.2
Dividends paid	—	—	—	(27.8)	27.8	—
Repurchases of common stock	(128.3)	—	—	—	—	(128.3)
Other intercompany financing activities	1,157.7	—	239.4	207.5	(1,604.6)	—
Net cash from financing activities	891.0	—	237.6	73.3	(1,577.0)	(375.1)
Net change in cash and cash equivalents	117.7	—	(24.2)	(243.1)	1.1	(148.5)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	1.2	—	1.2
Cash and cash equivalents at beginning of period	267.2	—	52.2	481.6	(79.9)	721.1
Cash and cash equivalents at end of period	$384.9	$—	$28.0	$239.7	$(78.8)	$573.8

	For the Year Ended December 31, 2010
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Cash Flows Adjustments
Net cash from operating activities	$—		$—	$(34.1)	E,J	$34.1	E,J	$—		$—
Cash flows from investing activities:
Dividends received	—		—	22.3	J	—		(22.3)	J	—
Investment in intercompany notes receivable	(140.0)	G	—	—		(0.7)	G	140.7	G	—
Receipts from intercompany notes receivable	65.9	G	—	—		—		(65.9)	G	—
Other intercompany investing activities	462.2	Bi,G	—	124.2	Bi,E	301.3	Bi,E,G	(887.7)	Bi,E,G	—
Net cash from investing activities	388.1		—	146.5		300.6		(835.2)		—
Cash flows from financing activities:
Dividends paid	—		—	—		(22.3)	J	22.3	J	—
Intercompany notes borrowings	—		—	0.7	G	140.0	G	(140.7)	G	—
Intercompany notes repayments	—		—	(4.0)	G	(61.9)	G	65.9	G	—
Other intercompany financing activities	(388.1)	Bi,G	—	(109.1)	Bi,E,G	(390.5)	Bi,E,G	887.7	Bi,E,G	—
Net cash from financing activities	(388.1)		—	(112.4)		(334.7)		835.2		—
Net change in cash and cash equivalents	—		—	—		—		—		—
Cash and cash equivalents at beginning of period	0.1		—	—		(0.1)		—		—
Cash and cash equivalents at end of period	0.1		—	—		(0.1)		—		—

Breakdown of Errors
Amount related to Error E	$—		$—	$(11.8)		$11.8		$—		$—
Amount related to Error J	—		—	(22.3)		22.3		—		—
Net cash from operating activities	$—		$—	$(34.1)		$34.1		$—		$—

Amount related to Error Bi	$118.1		$—	$110.9		$29.0		$(258.0)		$—
Amount related to Error E	—		—	13.3		1.5		(14.8)		—
Amount related to Error G	344.1		—	—		270.8		(614.9)		—
Other intercompany investing activities	$462.2		$—	$124.2		$301.3		$(887.7)		$—

Amount related to Error Bi	$(118.1)		$—	$(110.9)		$(29.0)		$258.0		$—
Amount related to Error E	—		—	(1.5)		(13.3)		14.8		—
Amount related to Error G	(270.0)		—	3.3		(348.2)		614.9		—
Other intercompany financing activities	$(388.1)		$—	$(109.1)		$(390.5)		$887.7		$—

	For the Year Ended December 31, 2010
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised
Net cash from operating activities	$(7.0)	$—	$412.4	$119.7	$1.3	$526.4
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired	—	—	—	(291.7)	—	(291.7)
Changes in cash related to consolidation and/or deconsolidation of joint ventures	—	—	21.4	(0.7)	—	20.7
Proceeds from disposal of property and equipment	—	—	4.7	3.6	—	8.3
Investments in unconsolidated joint ventures	—	—	(6.0)	—	—	(6.0)
Changes in restricted cash	—	—	—	(16.1)	—	(16.1)
Capital expenditures, less equipment purchased through capital leases and equipment notes	(4.6)	—	(26.0)	(14.6)	—	(45.2)
Maturity of short-term investment	—	—	—	30.2	—	30.2
Dividends received	—	—	50.1	—	(50.1)	—
Investment in intercompany notes receivable	(140.0)	—	—	(0.7)	140.7	—
Receipts from intercompany notes receivable	65.9	—	—		(65.9)	—
Other intercompany investing activities	(299.5)	—	(606.0)	188.6	716.9	—
Net cash from investing activities	(378.2)	—	(561.8)	(101.4)	741.6	(299.8)
Cash flows from financing activities:
Payments on long-term debt	(150.0)	—	(9.6)	—	—	(159.6)
Net payments under foreign lines of credit and short-term notes	(0.5)	—	(0.4)	(6.7)	—	(7.6)
Net change in overdrafts	—	—	14.6	—	(0.2)	14.4
Payments on capital lease obligations	(0.4)	—	(6.4)	(0.7)	—	(7.5)
Excess tax benefits from stock-based compensation	1.2	—	—	—	—	1.2
Proceeds from employee stock purchases and exercises of stock options	11.3	—	—	—	—	11.3
Distributions to noncontrolling interests	—	—	—	(107.2)	—	(107.2)
Contributions and advances from noncontrolling interests	—	—	—	8.2	—	8.2
Dividends paid	—	—	—	(50.1)	50.1	—
Repurchases of common stock	(128.3)	—	—	—	—	(128.3)
Intercompany notes borrowings	—	—	0.7	140.0	(140.7)	—
Intercompany notes repayments	—	—	(4.0)	(61.9)	65.9	—
Other intercompany financing activities	769.6	—	130.3	(183.0)	(716.9)	—
Net cash from financing activities	502.9	—	125.2	(261.4)	(741.8)	(375.1)
Net change in cash and cash equivalents	117.7	—	(24.2)	(243.1)	1.1	(148.5)
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	—	1.2	—	1.2
Cash and cash equivalents at beginning of period	267.3	—	52.2	481.5	(79.9)	721.1
Cash and cash equivalents at end of period	$385.0	$—	$28.0	$239.6	$(78.8)	$573.8

	As of March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors		Eliminations		Consolidated
Balance Sheet Adjustments
ASSETS
Current assets:
Investments in and advances to subsidiaries and unconsolidated joint ventures	$(0.1)	$—	$(0.1)	$(28.4)	C	$28.6	C	$—
Other long-term assets	0.1	—	—	(0.1)		—		—
Total assets	—	—	(0.1)	(28.5)		28.6		—
LIABILITIES AND EQUITY
URS stockholders’ equity	—	—	(0.1)	(28.5)		28.6		—
Total stockholders’ equity	—	—	(0.1)	(28.5)		28.6		—
Total liabilities and stockholders’ equity	—	—	(0.1)	(28.5)		28.6		—

	For the Quarter Ended March 29, 2013
(in millions)	Issuer Parent		Issuer Fox LP		Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Operations Adjustments
Equity in income (loss) in subsidiaries	$—		$—		$—		$(7.7)	C	$7.7	C	$—
Intercompany royalty and general and administrative charges	37.4	D	—		(33.0)	D	(4.4)	D	—		—
Operating income (loss)	37.4		—		(33.0)		(12.1)		7.7		—
Interest expense	(39.7)	D	(0.9)	D	26.5	D	14.1	D	—		—
Intercompany interest income	2.6	D	0.9	D	9.0	D	0.3	D	(12.8)	D	—
Intercompany interest expense	(0.3)	D	—		(2.5)	D	(10.0)	D	12.8	D	—
Income (loss) before income taxes	—		—		—		(7.7)		7.7		—
Net income (loss) including noncontrolling interests	—		—		—		(7.7)		7.7		—
Net income (loss) attributable to URS	—		—		—		(7.7)		7.7		—
Comprehensive income (loss) attributable to URS	—		—		—		(7.7)		7.7		—

	For the Quarter Ended March 30, 2012
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Statement of Operations Adjustments
Intercompany royalty and general and administrative charges	$37.8	D	$—	$(34.4)	D	$(3.4)	D	$—		$—
Operating income (loss)	37.8		—	(34.4)		(3.4)		—		—
Interest expense	(37.9)	D	—	34.8	D	3.1	D	—		—
Intercompany interest income	0.6	D	—	0.5	D	1.3	D	(2.4)	D	—
Intercompany interest expense	(0.5)	D	—	(0.9)	D	(1.0)	D	2.4	D	—

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows Data:

As Reported
Net cash from operating activities	$20.9	$—	$42.5	$(12.4)	$(1.3)	$49.7
Net intercompany investing activities	85.0	—	(3.1)	(29.3)	(52.6)	—
Net cash from investing activities	83.4	—	(10.5)	(40.1)	(52.6)	(19.8)
Net intercompany financing activities	(75.6)	—	(36.1)	59.1	52.6	—
Net cash from financing activities	(69.7)	—	(35.3)	2.1	15.4	(87.5)

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Adjustments
Net cash from operating activities	$4.6	H	$—	$(6.3)	H	$1.7	H	$—		$—
Other intercompany investing activities	(5.4)	H	—	9.0	H	0.2	H	(3.8)	H	—
Net cash from investing activities	(5.4)		—	9.0		0.2		(3.8)		—
Other intercompany financing activities	0.8	H	—	(2.7)	H	(1.9)	H	3.8	H	—
Net cash from financing activities	0.8		—	(2.7)		(1.9)		3.8		—

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 29, 2013
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised
Net cash from operating activities	$25.5	$—	$36.2	$(10.7)	$(1.3)	$49.7
Other intercompany investing activities	79.6	—	5.9	(29.1)	(56.4)	—
Net cash from investing activities	78.0	—	(1.5)	(39.9)	(56.4)	(19.8)
Other intercompany financing activities	(74.8)	—	(38.8)	57.2	56.4	—
Net cash from financing activities	(68.9)	—	(38.0)	0.2	19.2	(87.5)

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows Data:

As Reported
Net cash from operating activities	$13.8	$—	$(95.6)	$44.9	$16.2	$(20.7)
Receipts from intercompany notes receivable	—	—	—	—	—	—
Other intercompany investing activities	401.8	—	162.6	37.6	(602.0)	—
Net cash from investing activities	398.6	—	148.8	44.0	(602.0)	(10.6)
Intercompany notes repayments	—	—	—	—	—	—
Other intercompany financing activities	(447.2)	—	(58.0)	(96.8)	602.0	—
Net cash from financing activities	480.4	—	(61.3)	(120.6)	602.0	900.5

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent		Issuer Fox LP	Guarantors		Non- Guarantors		Eliminations		Consolidated
Adjustments
Net cash from operating activities	$(0.2)	H	$—	$0.2	H	$—		$—		$—
Receipts from intercompany notes receivable	23.1	G	—	—		—		(23.1)	G	—
Other intercompany investing activities	(306.1)	H,G,I	—	—		—		306.1	H,G,I	—
Net cash from investing activities	(283.0)		—	—		—		283.0		—
Intercompany notes repayments	—		—	—		(23.1)	G	23.1	G	—
Other intercompany financing activities	283.2	I	—	(0.2)	H	23.1	G	(306.1)	H,G,I	—
Net cash from financing activities	283.2		—	(0.2)		—		(283.0)		—

Breakdown of Errors
Amount related to Error H	$0.2		$—	$—		$—		$(0.2)		$—
Amount related to Error G	(23.1)		—	—		—		23.1		—
Amount related to Error I	(283.2)		—	—		—		283.2		—
Other intercompany investing activities	$(306.1)		$—	$—		$—		$306.1		$—

Amount related to Error H	$—		$—	$(0.2)		$—		$0.2		$—
Amount related to Error G	—		—	—		(23.1)		(23.1)		—
Amount related to Error I	283.2		—	—		—		(283.2)		—
Other intercompany financing activities	$283.2		$—	$(0.2)		$(23.1)		$(306.1)		$—

	CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS – UNAUDITED
	For the Three Months Ended March 30, 2012
(in millions)	Issuer Parent	Issuer Fox LP	Guarantors	Non- Guarantors	Eliminations	Consolidated
As Revised
Net cash from operating activities	$13.6	$—	$(95.4)	$44.9	$16.2	$(20.7)
Receipts from intercompany notes receivable	23.1	—	—	—	(23.1)	—
Other intercompany investing activities	95.7	—	162.6	37.6	(295.9)	—
Net cash from investing activities	115.6	—	148.8	44.0	(319.0)	(10.6)
Intercompany notes repayments	—	—	—	(23.1)	23.1	—
Other intercompany financing activities	(164.0)	—	(58.2)	(73.7)	295.9	—
Net cash from financing activities	763.6	—	(61.5)	(120.6)	319.0	900.5

2.
We have read your response to comment 7 in our letter dated May 14, 2013, and have also reviewed the revised condensed consolidating balance sheets you included in the Form 8-K/A No. 1 filed on June 25, 2013.  Please provide us with a more comprehensive discussion regarding the intercompany transactions that result in your guarantor and non-guarantor subsidiaries recognizing substantial intercompany accounts receivable for both dates presented.  Please also provide us with a discussion regarding the transactions that result in the Parent recognizing substantial intercompany accounts payable for both dates presented.  Your explanation should help us understand why the Parent has both intercompany accounts receivable and intercompany accounts payable recognized for both dates.  Please ensure your explanation includes quantified information to help us better understand the transactions described.  As part of your explanation, please confirm that intercompany transactions between guarantor subsidiaries have been eliminated in the presentation and that intercompany transactions between non-guarantor subsidiaries have been eliminated in the presentation.

Response

The response below applies to both December 28, 2012 and December 30, 2011:

Intercompany balances on our entities’ books have accumulated over many years of transactions.  Balances in our intercompany receivable and payable accounts increase/decrease on a regular basis depending on which entity is issuing charges and which entity is receiving charges.  We operate several hundred legal entities.  Each legal entity can have intercompany relationships with many different legal entities.  As a result of the nature, volume, build-up and settlements of the large number of intercompany transactions, it is not practicable to present quantified information.

Intercompany accounts receivable and payable transactions for the Parent include cash transfers to and from subsidiaries, allocations to subsidiaries for payments made on their behalf, including certain costs such as insurance, broker fees, letter of credit fees, employee payroll, and outside legal costs.  The Parent also charges subsidiaries for the costs of services it provides to the subsidiaries, such as information technology support, royalties and general and administrative oversight.

Intercompany transactions for Issuer Fox LP primarily include interest payments made by the Parent on behalf of Issuer Fox LP and intercompany interest charges from Issuer Fox LP to Non-Guarantors.

Other than transactions with the Parent listed above, intercompany transactions for guarantors and non-guarantors include revenue and cost charges between subsidiaries for shared projects where one subsidiary hires another subsidiary to assist with a particular project, charges for shared office space and charges for administrative services provided by one entity to another.

Other intercompany transactions include payments made relating to funding of small and medium-sized business acquisitions.

We utilize centralized treasury functions in the U.S. in which the Parent manages nearly all cash on behalf of its U.S. subsidiaries.  We also have centralized treasury functions in various international locations.  When stand-alone financial statements are prepared for entities that participate in centralized treasury functions, this arrangement results in an intercompany receivable and/or payable.

The balance in an intercompany receivable or payable fluctuates on a monthly basis as the above activities are recorded.  For example, the Parent may have an intercompany payable balance to a guarantor that is composed of cash sweeps from the guarantor, netted against charges from the Parent to the guarantor.  Similar transactions take place between and among the various legal entities.

At any period-end, the Parent will have intercompany balances with multiple subsidiary companies, some of which will be receivables and some of which will be payables.  While the intercompany balances with individual subsidiaries are recorded as a net receivable or payable, because there is no right of offset, the Parent recognizes both intercompany receivables and payables, reflecting the status of those balances with the various subsidiary companies.

We also confirm that intercompany transactions between guarantor subsidiaries have been eliminated in the presentation and that intercompany transactions between non-guarantor subsidiaries have been eliminated in the presentation.

3.
We have read your response to comment 8 in our letter dated May 14, 2013.  It remains unclear how you determined that the parent’s intercompany notes receivable that relates to the intercompany notes payable recognized by the guarantor and non-guarantor subsidiaries is within the scope of ASC 505-10-45-2, as you have represented that the purpose of the intercompany notes receivable and intercompany notes payable relates to acquisitions made by the subsidiaries.  As such, it remains unclear why you have classified this amount as equity rather than as an asset.  Please advise.  Please also tell us why the parent’s intercompany notes receivable is significantly less than the intercompany notes payable recognized by the guarantor and non-guarantor subsidiaries.

Response

We have recorded intercompany notes receivable as a component of equity.  In accordance with ASC 505-10-45-2 Receivables for Issuance of Equity, “an entity may receive a note, rather than cash, as a contribution to its equity.  The transaction may be a sale of capital stock or a contribution to paid-in capital.  Reporting the note as an asset is generally not appropriate, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time.  Consequently, the predominant practice is to offset the notes and stock in the equity section.”

While we acknowledge that these intercompany notes receivable have not arisen from equity contributions, we believe that given the nature of the notes, anticipated repayments, the affiliate relationship that exists between the parties and the control inherent in these relationships, the presentation of these receivables as a component of equity is acceptable and appropriate.  In addition, we noted that several large filers have also classified intercompany notes receivable in the equity section of the balance sheet.

Not all intercompany notes are issued by the Parent to the subsidiaries.  There are intercompany notes issued by Issuer Fox LP, guarantors and non-guarantors.  As of December 28, 2012, the offset for the Parent’s intercompany notes receivable of $577.1 million is located in the intercompany notes payable line under the guarantor column.  Please note that $687.8 million of the intercompany notes receivable are included in the Issuer Fox LP column, with the offset located in the intercompany notes payable line under the non-guarantor column.  Please also note that there are intercompany notes receivable in the guarantor column of $583.8 million as of December 28, 2012, with the offsetting intercompany notes payable located in the non-guarantor column.

4.
We note that the parent is recognizing an intercompany royalty and general and administrative charges income line item within operating income, which substantially exceeds the general and administrative expenses the parent has incurred for each period presented.  Please tell us more about this line item and how you determined that it is appropriate for the parent to recognize this significant amount of income from the guarantor and non-guarantor subsidiaries.  Please provide us with the specific reference in ASC 605 that supports your accounting.  Please also tell us what the debit entry is for the parent and what the credit entry is for the guarantor and non-guarantor subsidiaries. As part of your response, please provide us with the contract between the parent and the subsidiaries that allows the parent to recognize the income.

Response

Intercompany royalty and general and administrative charges in our Condensed Consolidating Statements of Operations represent charges to subsidiaries for the use of certain Company trade names and service marks and for general and administrative services provided by the Parent to its subsidiaries.

The following two components are included under arrangements with the Company’s entities:

•	Royalty fees under URS Trademark License Agreements
The Parent charges its licensee subsidiaries fees to use certain Company trade names and service marks and to access the URS network of operating affiliates.  Royalty fees are calculated as a percentage of a licensee’s revenues derived from parties other than URS or affiliates of URS, net of subcontracted costs (“Net Revenues”) and are not based on costs incurred by the Parent. The royalties charged to our subsidiaries are based on pricing analyses for comparable transactions between two or more unrelated parties dealing at arm’s length.

•	General and administrative fees under URS Service Agreements
The Parent charges its subsidiaries a fee for providing, managing, servicing and administering a variety of services including the following:
•	Strategic Executive/Management Services
•	Employee Bonus Plan
•	Legal Support
•	Tax Consulting/Compliance
•	Corporate Accounting
•	Internal Audit & Accounting Support
•	Treasury and Portfolio Management
•	Insurance
•	Employee Benefits
•	External Legal Counsel
•	Revolving Loans and Debt

Please see the attached exhibits for examples of the intercompany royalty fee and general and administrative service agreements between a parent and a subsidiary.

We identified the portion of the Parent’s general and administrative expenses that benefit domestic subsidiaries, foreign subsidiaries, or worldwide operations based on effort and services surveys.  These costs are allocated to each subsidiary based on its respective net revenues to total domestic or international net revenues.

Below is a breakdown of the royalty and general and administrative fees charged by the Parent for the periods presented in the Form 8-K/A:

	Fiscal Years Ended
	December 28, 2012	December 30, 2011	December 31, 2010

Royalty fees	$115.0	$109.9	$119.3
General and administrative fees	25.6	27.0	27.1
Intercompany royalty and general and administrative charges	$140.6	$136.9	$146.4

These fees are charged to our subsidiaries on a quarterly basis.  The Parent recognizes intercompany revenues and the subsidiaries recognize intercompany expenses.  The following are entries we make to the Parent’s books and the subsidiaries’ books to record the transactions:

Parent	Debit	Credit
Intercompany receivable from subsidiaries	xxxxxx
Intercompany royalty revenues		xxxxxx
Intercompany general and administrative service revenues		xxxxxx

Subsidiaries	Debit	Credit
Intercompany payable to the Parent		xxxxxx
Intercompany royalty charges	xxxxxx
Intercompany general and administrative service charges	xxxxxx

It is appropriate for the Parent to recognize intercompany royalty and general and administrative charges as revenues because they meet the criteria outlined in ASC 605, Revenue Recognition and Concepts Statement 5, Recognition and Measurement in Financial Statements of Business Enterprises.

Concepts Statement 5, paragraph 83(b) states that “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.  Paragraph 84(a) states two conditions (being realized or realizable and being earned) are usually met by the time product or merchandise is delivered or services are rendered to customers.  In addition, paragraph 84(d) states that “If services are rendered or rights to use assets extend continuously over time, reliable measures, reliable measures based on contractual prices established in advance are commonly available and revenues may be recognized as earned as time passes.”

ASC 605 lists the following four criteria when revenue is generally realized or realizable and earned:

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred or services have been rendered;
•	The seller’s price to the buyer is fixed or determinable; and
•	Collectibility is reasonably assured.

The intercompany royalty charges represent rights to use certain Company trade name and service marks.  The intercompany general and administrative services represent services the Parent provides to its subsidiaries.  These charges are pursuant to intercompany arrangements, which meet the persuasive evidence criterion.  The intercompany revenues and expenses are recorded when services have been rendered and the intercompany royalty revenues and expenses are recorded as Net Revenues are recorded.  The charges are calculated based on the arrangements agreed upon between the parties and are determinable.  Collectibility is reasonably assured since the Parent regularly sweeps cash from domestic subsidiaries and actively collects payment for services rendered for international subsidiaries.

Due to the nature of these services and charges, we believe they are appropriately included as components of Operating Income.  We have clearly labeled the nature of these transactions on the face of the Statement of Operations, which we believe provides transparency to the readers of the Condensed Consolidating Financial Information.

5.
Please provide us with a reconciliation from the corresponding parent’s balance sheet line items to the amounts recognized for the prepaid expenses, inventory and other current assets; accounts payable, accrued salaries and employee benefits, and other current liabilities; other long-term liabilities; and other long-term assets within operating cash flows for each period presented in response to comment 11 in our letter dated May 14, 2013.

Response

Below is the reconciliation of the requested line items within the Parent operating cash flows for each period presented in response to comment 11 in your letter dated May 14, 2013:

		Operating	Non-cash adjustments
Prepaid expenses, inventory and other current assets	Beginning Balance, December 30, 2011	Changes in Assets	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, December 28, 2012
Inventory	—	—	—	—
Other current assets	60.1	21.5	(43.4)	38.2
Total	60.1	21.5	(43.4)	38.2

		Operating		Investing		Non-cash adjustments
Accounts payable, accrued salaries and employee benefits, and other current liabilities	Beginning Balance, December 30, 2011	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Liabilities	Payment in Settlement of Foreign Currency Forward Contract	Receipt in Settlement of Foreign Currency Forward Contract	Interest on IC Notes with Fox	Derivative Liability T-locks	Dividends Declared	Stock Swaps for Tax Withholding	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, December 28, 2012
Accounts payable...	4.3	—	(0.1)	—	—	—	—	—	—	—	4.2
Accrued salaries and employee benefits	35.0	—	6.0	—	—	—	—	—	—	—	41.0
Other current liabilities	3.5	(2.5)	76.5	(1,260.6)	1,260.3	(8.6)	2.2	16.7	15.4	(43.4)	59.5
Total	42.8	(2.5)	82.4	(1,260.6)	1,260.3	(8.6)	2.2	16.7	15.4	(43.4)	104.7

		Operating	Non-cash adjustments
Other long-term liabilities	Beginning Balance, December 30, 2011	Changes in Liabilities	CEO SERP Liability/OCI	Ending Balance, December 28, 2012
Other long-term liabilities	4.3	11.8	(13.3)	2.8
Total	4.3	11.8	(13.3)	2.8

		Operating			Financing	Non-cash adjustments
Other long-term assets	Beginning Balance, December 30, 2011	Adjustments to Reconcile Net Income: Amortization of Debt Issuance Costs and Debt Discount	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Assets	Payments of Debt Issuance Costs	Equity in Earnings of OCI	Ending Balance, December 28, 2012
Other long-term assets	24.3	(2.8)	(7.8)	(66.9)	8.8	66.7	22.3
Total	24.3	(2.8)	(7.8)	(66.9)	8.8	66.7	22.3

		Operating	Non-cash adjustments
Prepaid expenses, inventory and other current assets	Beginning Balance, December 31, 2010	Changes in Assets	Reclassification of a Credit Balance in Income Taxes Recoverable to Income Taxes Payable	Ending Balance, December 30, 2011
Inventory	—	—	—	—
Other current assets	23.2	(7.8)	44.7	60.1
Total	23.2	(7.8)	44.7	60.1

		Operating		Investing		Non-cash adjustments
Accounts payable, accrued salaries and employee benefits, and other current liabilities	Beginning Balance, December 31, 2010	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Liabilities	Payment in Settlement of Foreign Currency Forward Contract	Receipt in Settlement of Foreign Currency Forward Contract	Interest on IC Notes with Fox	Derivative Liability T-locks	Dividends Declared	Stock Swaps for Tax Withholding	Reclassification of a Credit Balance in Income Taxes Recoverable to Income Taxes Payable	Ending Balance, December 30, 2011
Accounts payable…	5.0	—	(0.7)	—	—	—	—	—	—	—	4.3
Accrued salaries and employee benefits	32.7	—	2.3	—	—	—	—	—	—	—	35.0
Other current liabilities	22.1	—	(77.7)	—	—	—	—	—	14.4	44.7	3.5
Total	59.8	—	(76.1)	—	—	—	—	—	14.4	44.7	42.8

		Operating	Non-cash adjustments
Other long-term liabilities	Beginning Balance, December 31, 2010	Changes in Liabilities	CEO SERP Liability/OCI	Ending Balance, December 30, 2011
Other long-term liabilities	5.5	10.5	(11.7)	4.3
Total	5.5	10.5	(11.7)	4.3

		Operating				Financing	Non-cash adjustments
Other long-term assets	Beginning Balance, December 31, 2010	Adjustments to Reconcile Net Income: Amortization of Debt Issuance Costs and Debt Discount	Adjustments to Reconcile Net Income: Loss on Extinguishment of Debt	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Assets	Payments of Debt Issuance Costs	Equity in Earnings of OCI	Ending Balance, December 30, 2011
Other long-term assets	23.4	(2.9)	(1.4)	(2.3)	20.5	—	(13.0)	24.3
Total	23.4	(2.9)	(1.4)	(2.3)	20.5	—	(13.0)	24.3

		Operating	Non-cash adjustments
Prepaid expenses, inventory and other current assets	Beginning Balance, January 1, 2010	Changes in Assets	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, December 31, 2010
Inventory	—	—	—	—
Other current assets	34.6	5.7	(17.1)	23.2
Total	34.6	5.7	(17.1)	23.2

		Operating		Investing		Non-cash adjustments
Accounts payable, accrued salaries and employee benefits, and other current liabilities	Beginning Balance, January 1, 2010	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Liabilities	Payment in Settlement of Foreign Currency Forward Contract	Receipt in Settlement of Foreign Currency Forward Contract	Interest on IC Notes with Fox	Derivative Liability Interest Rate Swaps	Dividends Declared	Stock Swaps for Tax Withholding	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, December 31, 2010
Accounts payable…	3.6	—	1.4	—	—	—	—	—	—	—	5.0
Accrued salaries and employee benefits	15.9	—	16.8	—	—	—	—	—	—	—	32.7
Other current liabilities	12.0	—	18.4	—	—	—	(7.0)	—	15.8	(17.1)	22.1
Total	31.5	—	36.6	—	—	—	(7.0)	—	15.8	(17.1)	59.8

		Operating	Non-cash adjustments
Other long-term liabilities	Beginning Balance, January 1, 2010	Changes in Liabilities	CEO SERP Liability/OCI	Ending Balance, December 31, 2010
Other long-term liabilities	23.4	(13.1)	(4.8)	5.5
Total	23.4	(13.1)	(4.8)	5.5

		Operating				Financing	Non-cash adjustments
Other long-term assets	Beginning Balance, January 1, 2010	Adjustments to Reconcile Net Income: Amortization of Debt Issuance Costs and Debt Discount	Adjustments to Reconcile Net Income: Loss on Extinguishment of Debt	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Assets	Payments of Debt Issuance Costs	Equity in Earnings of OCI	Ending Balance, December 31, 2010
Other long-term assets	40.2	(3.5)	—	(5.3)	64.2	—	(72.2)	23.4
Total	40.2	(3.5)	—	(5.3)	64.2	—	(72.2)	23.4

		Operating	Non-cash adjustments
Prepaid expenses, inventory and other current assets	Beginning Balance, December 28, 2012	Changes in Assets	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, March 29, 2013
Inventory	—	—	—	—
Other current assets	38.2	(1.4)	(1.8)	35.0
Total	38.2	(1.4)	(1.8)	35.0

		Operating		Investing		Financing	Non-cash adjustments
Accounts payable, accrued salaries and employee benefits, and other current liabilities	Beginning Balance, December 28, 2012	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Liabilities	Payment in Settlement of Foreign Currency Forward Contract	Receipt in Settlement of Foreign Currency Forward Contract	Dividends Paid	Interest on IC Notes with Fox	Derivative Liability T-locks	Dividends Declared	Stock Swaps for Tax Withholding	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, March 29, 2013
Accounts payable…	4.2	—	0.1	—	—	—	—	—	—	—	—	4.3
Accrued salaries and employee benefits	41.0	—	(7.7)	—	—	—	—	—	—	—	—	33.3
Other current liabilities	59.5	2.6	48.4	—	—	(14.9)	(8.3)	—	16.0	0.2	(1.7)	101.8
Total	104.7	2.6	40.8	—	—	(14.9)	(8.3)	—	16.0	0.2	(1.7)	139.4

		Operating	Non-cash adjustments
Other long-term liabilities	Beginning Balance, December 28, 2012	Changes in Liabilities	CEO SERP Liability/OCI	Ending Balance, March 29, 2013
Other long-term liabilities	2.8	(2.7)	3.0	3.1
Total	2.8	(2.7)	3.0	3.1

		Operating				Financing	Non-cash adjustments
Other long-term assets	Beginning Balance, December 28, 2012	Adjustments to Reconcile Net Income: Amortization of Debt Issuance Costs and Debt Discount	Adjustments to Reconcile Net Income: Loss on Extinguishment of Debt	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Assets	Payments of Debt Issuance Costs	Equity in Earnings of OCI	Ending Balance, March 29, 2013
Other long-term assets	22.3	(0.8)	—	—	5.4	—	(5.4)	21.5
Total	22.3	(0.8)	—	—	5.4	—	(5.4)	21.5

		Operating	Non-cash adjustments
Prepaid expenses, inventory and other current assets	Beginning Balance, December 30, 2011	Changes in Assets	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, March 30, 2012
Inventory	—	—	—	—
Other current assets	60.1	5.3	(39.1)	26.3
Total	60.1	5.3	(39.1)	26.3

		Operating		Investing		Non-cash adjustments
Accounts payable, accrued salaries and employee benefits, and other current liabilities	Beginning Balance, December 30, 2011	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Liabilities	Payment in Settlement of Foreign Currency Forward Contract	Receipt in Settlement of Foreign Currency Forward Contract	Interest on IC Notes with Fox	Derivative Liability T-locks	Dividends Declared	Stock Swaps for Tax Withholding	Reclassification of Income Taxes Receivable as a Reduction in Income Taxes Payable	Ending Balance, March 30, 2012
Accounts payable…	4.3	—	5.7	—	—	—	—	—	—	—	10.0
Accrued salaries and employee benefits	35.0	—	(3.6)	—	—	—	—	—	—	—	31.4
Other current liabilities	3.5	—	38.4	—	—	—	2.2	15.2	(0.3)	(39.1)	19.9
Total	42.8	—	40.5	—	—	—	2.2	15.2	(0.3)	(39.1)	61.3

		Operating	Non-cash adjustments
Other long-term liabilities	Beginning Balance, December 30, 2011	Changes in Liabilities	CEO SERP Liability/OCI	Ending Balance, March 30, 2012
Other long-term liabilities	4.3	(0.6)	0.9	4.6
Total	4.3	(0.6)	0.9	4.6

		Operating				Financing	Non-cash adjustments
Other long-term assets	Beginning Balance, December 30, 2011	Adjustments to Reconcile Net Income: Amortization of Debt Issuance Costs and Debt Discount	Adjustments to Reconcile Net Income: Loss on Extinguishment of Debt	Adjustments to Reconcile Net Income: Deferred Income Taxes	Changes in Assets	Payments of Debt Issuance Costs	Equity in Earnings of OCI	Ending Balance, March 30, 2012
Other long-term assets	24.3	(0.5)	—	—	13.0	8.7	(13.4)	32.1
Total	24.3	(0.5)	—	—	13.0	8.7	(13.4)	32.1

6.
We note that long-term intercompany notes payable were recognized for both the guarantor and non-guarantor subsidiaries as of December 28, 2012.  We further note that the non-guarantor subsidiaries made payments of $1.3 billion for business acquisitions during fiscal year 2012; however, no payments were made by the guarantor subsidiaries for business acquisitions during fiscal year 2012.  We further note that the long-term intercompany notes payable relate to the funding of large acquisitions.  Please explain why a $561.7 million intercompany note payable was recognized for the guarantor subsidiary with no corresponding payment for a business combination in the cash flow statement.

Response

In March 2012, the Parent and Issuer Fox LP co-issued $1.0 billion of bonds.  All of the bond proceeds from the bond issuance were received by the Parent.  Consistent with the arrangement between the Parent and Issuer Fox LP in May 2012, $200.0 million and $800.0 million of the bonds were included as liabilities of Parent and Issuer Fox LP, respectively.  Intercompany notes were established between the Parent, Issuer Fox LP, and various guarantor and non-guarantor subsidiaries representing a tiered intercompany liability structure for repayment of the proceeds borrowed to acquire Flint Energy Services, Ltd (“Flint”).  As a matter of convenience, the proceeds went directly from the Parent to the depository agent to consummate the acquisition and cash did not physically flow through all of the legal entities in the acquisition structure.  However, we believe it is appropriate to present the intercompany activities on the Condensed Consolidating Statements of Cash Flows as if cash had physically been transferred in order to best reflect the underlying economics of the transactions.  As discussed in the response to comment #1, we have made revisions to the Condensed Consolidating Statements of Cash Flows.

As part of the transaction structure for the acquisition of Flint, the Parent established an intercompany note receivable of $555 million with a guarantor subsidiary which then established a corresponding note receivable in the same amount with a non-guarantor subsidiary.  The intercompany notes payable of $561.7 million in the guarantor column includes this intercompany note payable and the intercompany notes receivable of $583.8 million in the same column includes the intercompany note receivable.  Because the acquirer of Flint is a non-guarantor, there is no corresponding payment for a business acquisition in the guarantor column of the cash flow statement.

7.
Please provide us with a reconciliation of the net intercompany investing activities line item for fiscal year 2012 with the amounts recognized in the corresponding line items in the balance sheet for the parent, guarantor subsidiaries, and non-guarantor subsidiaries.

Response

As discussed in the response to comment #1, we have made revisions to the Condensed Consolidating Statements of Cash Flows.

Below is the reconciliation (updated for the revisions discussed in comment #1) of the net intercompany investing and financing activities line items for fiscal year 2012 with the amounts recognized in the corresponding line items in the balance sheet for the parent, guarantor subsidiaries and non-guarantor subsidiaries:

Parent Investing and Financing Activities

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany accounts receivable	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Intercompany note reclass	Ending Balance, December 28, 2012
Intercompany accounts receivable	2,621.2	140.6	—	—	(1,161.0)	—	—	185.8	6.6	—	1,793.2

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany accounts payable	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Intercompany note reclass	Ending Balance, December 28, 2012
Intercompany accounts payable	3,996.9	—	—	—	—	—	—	(831.2)	—	—	3,165.7

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Short-term intercompany notes payable	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Intercompany note reclass	Ending Balance, December 28, 2012
Short-term intercompany notes payable	327.8	—	—	—	—	—	(30.0)	—	—	(283.5)	14.3

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany notes receivable	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Intercompany note reclass	Ending Balance, December 28, 2012
Intercompany notes receivable	387.7	0.4	570.4	(97.8)	—	—	—	—	—	(283.6)	577.1

The Parent had no long-term intercompany notes payable activities during the fiscal year ended December 28, 2012.

Issuer Fox LP Investing and Financing Activities

As a result of the errors discussed in the response to comment #1 above, we have revised the cash flows for Issuer Fox LP.  Below are the net intercompany investing and financing activities, as revised, for Issuer Fox LP:

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany accounts receivable, Issuer FOX LP	Beginning Balance, December 30, 2011	Adjustments to reconcile net income	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Ending Balance, December 28, 2012
Intercompany accounts receivable	—	—	—	—	29.0	—	—	—	(6.6)	22.4

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany accounts payable, Issuer FOX LP	Beginning Balance, December 30, 2011	Adjustments to reconcile net income	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Ending Balance, December 28, 2012
Intercompany accounts payable	—	—	—	—	14.7	—	—	—	—	14.7

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Short-term intercompany notes payable, Issuer FOX LP	Beginning Balance, December 30, 2011	Adjustments to reconcile net income	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Ending Balance, December 28, 2012
Short-term intercompany notes payable	—	—	—	—	—	—	—	—	—	—

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany notes receivable, Issuer FOX LP	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Bond and IC transactions with Fox	Ending Balance, December 28, 2012
Intercompany notes receivable	—	0.9	800.0	(113.1)	—	—	—	—	—	687.8

Issuer Fox LP had no long-term intercompany notes payable activities during the fiscal year ended December 28, 2012.

Guarantor Investing and Financing Activities

		Operating CF	Investing CF			Financing CF
Intercompany accounts receivable, Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Ending Balance, December 28, 2012
Intercompany accounts receivable	5,152.3	(122.2)	—	—	(1,435.2)	—	—	338.2	3,933.1

		Operating CF	Investing CF			Financing CF
Intercompany accounts payable, Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Ending Balance, December 28, 2012
Intercompany accounts payable	3,922.4	—	—	—	—	—	—	(1,129.0)	2,793.4

		Operating CF	Investing CF			Financing CF
Short-term intercompany notes payable, Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Ending Balance, December 28, 2012
Short-term intercompany notes payable	19.3	0.7	—	—	—	—	—	—	20.0

		Operating CF	Investing CF			Financing CF
Intercompany notes receivable, Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Ending Balance, December 28, 2012
Intercompany notes receivable	6.2	22.6	555.0	—	—	—	—	—	583.8

		Operating CF	Investing CF			Financing CF
Long-term intercompany notes payable, Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Ending Balance, December 28, 2012
Long-term intercompany notes payable	—	6.7	—	—	—	555.0	—	—	561.7

Non-Guarantor Investing and Financing Activities

		Operating CF	Investing CF	Finaning CF
Intercompany accounts receivable, Non-Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, G&A royalty	Investing activities	Financing activities	Ending Balance, December 28, 2012
Intercompany accounts receivable	1,492.4	(18.3)	(270.6)	65.5	1,269.0

		Operating CF	Investing CF	Finaning CF
Intercompany accounts payable, Non-Guarantors	Beginning Balance, December 30, 2011		Investing activities	Financing activities	Ending Balance, December 28, 2012
Intercompany accounts payable	1,346.6	-	-	(302.7)	1,043.9

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Short-term intercompany notes payable, Non-Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note reclass	Ending Balance, December 28, 2012
Short-term intercompany notes payable	393.9	—	—	—	—	—	—	—	(372.3)	21.6

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Intercompany notes receivable, Non-Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note reclass	Ending Balance, December 28, 2012
Intercompany notes receivable	347.1	(16.5)	—	(30.0)	—	—	—	—	(266.3)	34.3

		Operating CF	Investing CF			Financing CF			Non-cash Adjustment
Long-term intercompany notes payable, Non-Guarantors	Beginning Balance, December 30, 2011	Adjustments to reconcile net income, accrued interest on intercompany notes	Intercompany note lent	Intercompany note repayments	Other intercompany investing activities	Intercompany note borrowings	Intercompany note repayments	Other intercompany investing activities	Intercompany note reclass	Ending Balance, December 28, 2012
Long-term intercompany notes payable	—	—	—	—	—	1,370.4	(210.9)	—	105.9	1,265.4

8.
We note that the sum of the borrowings from and payments on long-term debt and revolving line of credit for the parent exceed the change in long-term debt recognized under the parent column for the periods presented.  Please advise.

Response

Besides borrowings and payments, there are non-cash activities that impact long-term debt.  Below is a breakdown of the Parent’s long-term debt activities for fiscal year 2012:

	Balances as of 12/30/2011	Cash Borrowings	Cash Payments	Cash transfer to Issuer Fox LP	Non-cash Senior Notes allocation adjustment to Issuer Fox LP	Amortization of debt issuance costs and discount/premium	Reclassification to short-term debt	Equipment acquired with capital lease obligations & notes payable	Effect of foreign exchange rate changes	Balances as of 12/28/2012

Long-term debt & revolving line of credit	$712.2	$1,659.3	$(613.6)	$(800.0)	$—	$0.1	$(9.1)	$1.2	$0.5	$950.6
Capital leases	2.1	—	—	—	—	—	(0.8)	0.3	—	1.6
Total long-term debt	$714.3	$1,659.3	$(613.6)	$(800.0)	$—	$0.1	$(9.9)	$1.5	$0.5	$952.2

	Balances as of 12/31/2010	Cash Borrowings	Cash Payments	Payment of debt issuance costs	Loss on extinguishment of debt	Amortization of debt issuance costs and discount/premium	Reclassification to short-term debt	Equipment acquired with capital lease obligations & notes payable	Effect of foreign exchange rate changes	Balances as of 12/30/2011

Long-term debt & revolving line of credit	$621.2	$838.6	$(740.7)	$(3.9)	$1.5	$1.6	$(6.7)	$0.6	$—	$712.2
Capital leases	1.5	—	—	—	—	—	(0.6)	1.2	—	2.1
Total long-term debt	$622.7	$838.6	$(740.7)	$(3.9)	$1.5	$1.6	$(7.3)	$1.8	$—	$714.3

	Balances as of 1/1/2010	Cash Borrowings	Cash Payments	Payment of debt issuance costs	Loss on extinguishment of debt	Amortization of debt issuance costs and discount/premium	Reclassification to short-term debt	Equipment acquired with capital lease obligations & notes payable	Effect of foreign exchange rate changes	Balances as of 12/31/2010

Long-term debt & revolving line of credit	$666.1	$—	$(150.0)	$—	$—	$5.7	$98.2	$1.2	$—	$621.2
Capital leases	1.5	—	—	—	—	—	(0.4)	0.4	—	1.5
Total long-term debt	$667.6	$—	$(150.0)	$—	$—	$5.7	$97.8	$1.6	$—	$622.7

Cash borrowings and cash payments presented above represent cash transactions reported as financing activities in the Parent’s statement of cash flows. The remaining activities were non-cash adjustments.

As described in our response to item 6 above, all of the proceeds from the bond issuance were received by the Parent.  Consistent with the arrangement between Parent and Issuer Fox LP in May 2012, $200.0 million and $800.0 million of the bonds were included as liabilities of Parent and Issuer Fox LP, respectively.  Intercompany notes were established between the Parent, Issuer Fox LP, and various guarantor and non-guarantor subsidiaries representing a tiered intercompany liability structure for repayment of the proceeds borrowed to acquire Flint Energy Services, Ltd (“Flint”).  As a matter of convenience, the proceeds went directly from the Parent to the depository agent to consummate the acquisition, as such, cash did not physically flow through all of the legal entities in the acquisition structure.  However, we believe it is appropriate to present the intercompany activities on the Condensed Consolidating Statements of Cash Flows as if cash had physically been transferred in order to best reflect the legal obligations of each subsidiary and the underlying economics of the transactions.  All intercompany activities were treated previously as though cash had physically been transferred, except in the Issuer Fox LP’s cash flows.  In addition, the $800.0 million of bond proceeds have now been treated as if cash proceeds were received by Issuer Fox LP, which is consistent with the recognition of bond liabilities described above. We have revised the cash flows to consistently reflect these transactions.

In October 2012, approximately $100.4 million of cash was repaid on the intercompany loans created in the acquisition structure, resulting in a transfer of cash from Issuer Fox LP and the Parent.  As a result, $100.4 million of the bond liabilities were reallocated to the Parent, resulting in balances at December 28, 2012 of $299.4 million and $699.6 million, for the Parent and Issuer Fox LP, respectively.

9.
Please provide us with a reconciliation of the net intercompany financing activities line item for fiscal year 2012 with the amounts recognized in the corresponding line items in the balance sheet for the parent, guarantor subsidiaries, and non-guarantor subsidiaries.

Response

Please see the response to comment #7 above.

Closing

In accordance with your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any additional questions, please feel free to call me at (415) 774-2752

Very truly yours,

/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President and Chief Accounting Officer
URS Corporation

cc:

Tom Hicks
Executive Vice President and
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728